Exhibit 16.1

June 21, 2021

Securities and Exchange Commission

Washington, DC 20549

Re: NewLake Capital Partners, Inc.

Ladies and Gentlemen:

We were previously principal accountants for NewLake Capital Partners, Inc. (formerly GreenAcreage Real Estate Corp.) and, under the date of March 15, 2021, we reported on the consolidated financial statements of NewLake Capital Partners, Inc.. as of and for the years ended December 31, 2020 and 2019. On April 12, 2021, we were dismissed. We have read the “Changes in and Disagreements with Accountants on Accounting and Financial Disclosure” section of the Form S-11 of NewLake Capital Partners, Inc. dated June 21, 2021 related to this matter and agree with the statements concerning our firm contained therein,

Very truly yours,

/s/ Davidson & Company LLP